Independence Holding Company
485 Madison Avenue, 14th Floor
New York, New York 10022

July 15, 2011

VIA EDGAR AND FACSIMILE

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Independence Holding Company Registration Statement on Form S-4 File No. 333-174054

Dear Mr. Riedler:

Independence Holding Company (the “Registrant”) respectfully confirms its oral request for acceleration pursuant to Rule 461 under the Securities Act of 1933, as amended, of its registration statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on May 9, 2011 (Registration No. 333-174054) (as amended, the “Registration Statement”), so that such Registration Statement will be declared effective at 1:00 p.m. Eastern Standard Time on July 15, 2011 or as soon as practicable thereafter.  Please send a copy of the written order from the Commission verifying the effective time and date of the Registration Statement to our counsel, Latham & Watkins LLP, Attention: Steven B. Stokdyk, by facsimile at (213) 891-8763.  Mr. Stokdyk’s direct line is (213) 891-7421.

The Registrant confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.  The Registrant acknowledges that should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, INDEPENDENCE HOLDING COMPANY

By:	/s/ Adam C. Vandervoort
Name: Adam C. Vandervoort
Title: Vice President, General Counsel and Secretary